EXHIBIT 99.1

Equinor ASA: Notifiable trading – Correction

Reference is made to the stock market announcement made 26 July 2019 related to share purchase made by primary insiders in Equinor ASA (OSE: EQNR, NYSE: EQNR). The total number of shares Ørjan Kvelvane, senior vice president in Equinor ASA, holds after the transaction is corrected to 8,440. The corrected announcement for Kvelvane reads as follows:

Ørjan Kvelvane, senior vice president in Equinor ASA, has on 26 July bought 5,000 shares in Equinor ASA at a price of NOK 159,76 per share. Kvelvane will after the transaction in total hold 8,440 shares in Equinor ASA.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act